Exhibit (k)(3)

FORM OF MANAGEMENT FEE WAIVER AGREEMENT

iCapital Fund Advisors LLC

60 East 42nd Street

New York, New York 10165

As of [ ], 2026

Key Multi Alternatives Solutions Fund

60 East 42nd Street

New York, New York 10165

Re:	Management Fee Waiver Agreement

Ladies and Gentlemen:

iCapital Fund Advisors LLC (the “Adviser”) and Key Multi Alternatives Solutions Fund (the “Fund”) wish to enter into this Management Fee Waiver Agreement, dated as of [ ] (this “Agreement”) to document the agreement between the Adviser and the Fund whereby the Adviser will waive a portion of the management fee payable by the Fund to the Adviser as detailed in Section 1 below. This Agreement is separate from, and in addition to, the Expense Reimbursement Agreement, dated as of [ ], between the Adviser and the Fund (the “Expense Reimbursement Agreement”).

Accordingly, the Adviser and the Fund hereby agree as follows:

1. Management Fee Waiver. Pursuant to the Investment Management Agreement, dated [•], 2026, between the Fund and the Adviser (the “Advisory Agreement”), the Fund shall pay a management fee to the Adviser in the amount of 0.65% per annum of the net assets of the Fund as of the close of business on the last business day of the applicable month, without taking into account any repurchase of shares to be effected as of the end of the month (the “Management Fee”). For a period of six months from the commencement of the Fund’s investment operations (the “Fee Waiver Period”), subject to the terms hereof, the Adviser hereby agrees to waive a portion of the Management Fee equal to 0.25% per annum of the net assets of the Fund as of the close of business on the last business day of the applicable month, without taking into account any repurchase of shares to be effected as of the end of the month (the “Management Fee Waiver,” and such amount, the “Waiver Amount”). For each month (or portion thereof) within the Fee Waiver Period, the Adviser shall reduce its monthly Management Fee invoice by an amount equal to the monthly pro rata share of the Waiver Amount, prorated for any partial month. For the avoidance of doubt: (a) the Management Fee Waiver is not subject to recoupment by the Adviser; (b) the Management Fee Waiver is separate from, and in addition to, the Adviser’s obligations under the Expense Reimbursement Agreement and shall not be included in the calculation of any amounts eligible for recoupment thereunder; (c) Administrative Support Payments (as defined in the Expense Reimbursement Agreement) shall not reduce the Management Fee Waiver; and (d) this Agreement does not amend or otherwise modify the calculation of the Management Fee as set forth in the Advisory Agreement, but solely reduces the amount thereof payable by the Fund during the Fee Waiver Period.

2. Term. This Agreement shall remain in effect throughout the Fee Waiver Period, unless terminated by the Fund’s Board of Trustees upon thirty (30) days’ written notice to the Adviser. The Adviser may modify or extend this Agreement (subject to approval of the Fund’s Board of Trustees, including a majority of the Trustees who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended). Unless so extended or otherwise renewed, this Agreement shall terminate automatically at the end of the Fee Waiver Period. This Agreement shall also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination. Notwithstanding any termination of this Agreement, the Adviser’s obligation to waive fees pursuant to Section 1 hereof with respect to any period during which this Agreement was in effect shall survive such termination, and Section 4 of this Agreement shall survive any termination of this Agreement.

3. Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

4. Construction and Forum. This Agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

5. Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

6. Severability. If any one or more of the covenants, agreements, provisions or terms of this Agreement shall be held invalid, then such covenants, agreements, provisions or terms, as the case may be, shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement; provided that no such severance shall operate to require the Fund to pay, or permit the Adviser to recoup, any amount waived pursuant to Section 1 hereof.

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iCAPITAL FUND ADVISORS LLC

By:
Name:
Title:

Accepted and Agreed:

KEY MULTI ALTERNATIVES SOLUTIONS FUND

By:
Name:
Title:

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